COLUMBIA FUNDS SERIES TRUST II

225 Franklin Street

Boston, MA 02110

February 23, 2015

VIA EDGAR

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II (the “Registrant”)

Columbia Global Bond Fund

(the “Fund”)

Post-Effective Amendment No. 123

File No. 333-131683/811-21852

Dear Ms. O’Neal-Johnson:

This letter responds to comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) on February 9, 2015 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below.

Comment 1:	In the Fees and Expenses of the Fund section, the Annual Fund Operating Expenses table is blank. Please provide the completed table with the response letter.

Response:	See Exhibit A to this letter for the completed Annual Fund Operating Expenses table for the Fund.

Comment 2:	If the Fund engages in short selling, please confirm that any interest and dividend expense will be included in the operating expenses of the Fund’s fee and expense table.

Response:	So confirmed.

Comment 3:	Supplementally explain the reason for restating other expenses as referenced in the footnote to the Annual Fund Operating Expenses table.

Response:	Other expenses for Class A, Class B, Class C, Class K, Class R, Class W and Class Z shares are restated due to changes in transfer agency fees for these share classes, as approved by the Fund’s Board.

Comment 4:	Please review the January 2014 guidance update on Risk Management in Changing Fixed Income Market Conditions and ensure that the disclosure of Interest Rate Risk and Liquidity Risk is consistent with that guidance. Please consider additional risk disclosure to discuss the potential inability to dispose of long positions should interest rates rise rapidly.

Response:	We have reviewed the guidance and, as a result thereof, made revisions to such principal risk disclosure.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this Filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Andrew Kirn at (612) 678-9052.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro Assistant Secretary Columbia Funds Series Trust II

Exhibit A

Shareholder Fees (fees paid directly from your investment)

	Class A		Class B		Class C		Classes I, K, R, W, Y and Z
Maximum sales charge (load) imposed on purchases (as a % of offering price)	4.75%		None		None		None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	1.00	%(a)	5.00	%(b)	1.00	%(c)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class B	Class C	Class I	Class K	Class R	Class W	Class Y	Class Z
Management fees	0.57%	0.57%	0.57%	0.57%	0.57%	0.57%	0.57%	0.57%	0.57%
Distribution and/or service (12b-1) fees	0.25%	1.00%	1.00%	0.00%	0.00%	0.50%	0.25%	0.00%	0.00%
Other expenses(d)	0.48%	0.48%	0.48%	0.26%	0.56%	0.48%	0.48%	0.26%	0.48%
Total annual Fund operating expenses	1.30%	2.05%	2.05%	0.83%	1.13%	1.55%	1.30%	0.83%	1.05%
Less: Fee waivers and/or expense reimbursements(e)	(0.14%)	(0.14%)	(0.14%)	(0.08%)	(0.08%)	(0.14%)	(0.14%)	(0.08%)	(0.14%)
Total annual Fund operating expenses after fee waivers and/or expense reimbursements	1.16%	1.91%	1.91%	0.75%	1.05%	1.41%	1.16%	0.75%	0.91%

(a)	This charge is imposed on certain investments of between $1 million and $50 million redeemed within 18 months after purchase, as follows: 1.00% if redeemed within 12 months after purchase, and 0.50% if redeemed more than 12, but less than 18, months after purchase, with certain limited exceptions.
(b)	This charge decreases over time.
(c)	This charge applies to redemptions within one year after purchase, with certain limited exceptions.
(d)	Other expenses for Class A, Class B, Class C, Class K, Class R, Class W and Class Z shares have been restated to reflect current fees paid by the Fund.
(e)	Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and extraordinary expenses) until February 29, 2016, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rates of 1.16% for Class A, 1.91% for Class B, 1.91% for Class C, 0.75% for Class I, 1.05% for Class K, 1.41% for Class R, 1.16% for Class W, 0.75% for Class Y and 0.91% for Class Z. In addition, the Fund’s expense ratio is subject to a voluntary expense reimbursement arrangement, as described under Additional Investment Strategies and Policies—Expense Reimbursement Arrangements and Impact on Past Performance. This voluntary arrangement may be revised or discontinued at any time.

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